EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2002	2003	2004	2005	2006	6/30/2007	6/30/2007
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$118,460	$142,199	$127,417	$114,341	$138,289	$83,784	$14,111
Fixed Charges (as below)	60,529	67,012	58,094	55,808	63,242	71,746	39,424
Total Earnings	$178,989	$209,211	$185,511	$170,149	$201,531	$155,530	$53,535

FIXED CHARGES
Interest Expense	$59,168	$64,105	$54,261	$50,089	$55,213	$61,094	$32,725
Credit for Allowance for Borrowed Funds Used During Construction	549	608	312	1,198	2,208	4,831	3,788
Trust Dividends	(268)	(201)	(179)	(179)	(179)	(179)	(89)
Estimated Interest Element in Lease Rentals	1,080	2,500	3,700	4,700	6,000	6,000	3,000
Total Fixed Charges	$60,529	$67,012	$58,094	$55,808	$63,242	$71,746	$39,424

Ratio of Earnings to Fixed Charges	2.95	3.12	3.19	3.04	3.18	2.16	1.35